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Exhibit 12

ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended March 31,
	Year Ended December 31,
(Dollars in thousands)
	2002(2)	2001(2)	2000(2)	1999	1998	2003	2002
(Loss) income from continuing operations before federal income tax benefit (expense) and before equity in earnings (losses) of investee	$(1,261)	$(41,302)	$(76,246)	$79,418	$27,472	$16,012	$3,051
Add: Fixed charges	9,958	14,426	14,037	16,976	12,446	2,361	3,174
Less: Interest capitalized in discontinued operations	3,356	5,230	8,364	7,048	4,922	—	677

Earnings as adjusted:	$5,341	$(32,106)	$(70,573)	$89,346	$34,996	$18,373	$5,548

Fixed charges:
Interest expense on borrowings	$5,102	$7,576	$4,113	$8,218	$5,784	$1,981	$2,099
Interest capitalized in discontinued operations	3,356	5,230	8,364	7,048	4,922	—	677
Rental expense at 30%(1)	1,500	1,620	1,560	1,710	1,740	380	398

Total fixed charges	$9,958	$14,426	$14,037	$16,976	$12,446	$2,361	$3,174

Ratio of earnings to fixed charges:	0.54	(2.23)	(5.03)	5.26	2.81	7.78	1.75

(1)
30% represents a reasonable approximation of the interest portion of rental expense.

(2)
In 2002, 2001 and 2000, Zenith's earnings were insufficient to cover fixed charges by $4.6 million, $46.5 million and $84.6 million, respectively.

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ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES